John T. McKenna

+ 650 843 5059

jmckenna@cooley.com

July 24, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn:	Ji Shin, Attorney-Advisor
Barbara C. Jacobs, Assistant Director

RE:	Pure Storage, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted July 1, 2015
CIK No. 0001474432

Ladies and Gentlemen:

On behalf of Pure Storage, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated July 17, 2015 with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, confidentially submitted on July 1, 2015. The Company is concurrently and confidentially submitting a revised draft Registration Statement on Form S-1, which includes changes that reflect responses to the Comments (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as filed on the date hereof.

General

1.

We note your response to prior comment 5 and the supplemental materials provided. Please clarify that your claim of “industry-leading NetPromoter customer satisfaction survey results” is based on the results of an internal company survey.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on pages 1 and 62 of the Registration Statement.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

July 24, 2015

Page Two

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 41

2.

We note your revisions on page 42 in response to prior comment 41 where you state that you “expect that [y]our results of operations and cash flows will be impacted by the timing, size and level of success of these product development investments.” Please expand this to explicitly address your expectations for future profitability, consistent with your disclosure on page 52 where you note you expect to incur operating losses and negative cash flows from operations in at least the near future. Refer to Section III.B. of SEC Release No. 33-8350.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 42 of the Registration Statement.

Certain Relationships and Related Person Transactions

Investor Rights Agreement, page 93

3.

We note your response to prior comment 17 and reissue the comment. Please revise to disclose the information required by Items 404(a)(1) and (2) of Regulation S-K, such as the names of the related persons and their interest in the transaction.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 96 of the Registration Statement.

Principal Stockholders, page 95

4.

We note your response to prior comment 18. Please revise to state definitively that each of Messrs. Speiser, Dharmaraj, and Bhusri is a beneficial owner, instead of stating that they “may be deemed” to be a beneficial owner. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on pages 99 and 100 of the Registration Statement.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

July 24, 2015

Page Three

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page F-10

5.

We note your response to prior comment 21 and your added disclosure on page 42. In an effort to understand the significance of this deliverable, please tell us how much revenue was allocated to the controller refresh for the periods presented. Also, please revise your disclosures here to identify this as a separate deliverable and how it is accounted for under your maintenance and support agreements.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that of the $16.8 million, $73.7 million and $95.9 million in total deferred revenue at January 31, 2014, January 31, 2015 and April 30, 2015, $0 million, $2.1 million and $2.2 million represented the amount allocated to the controller refresh, respectively. In response to the Staff’s comment, the Company has revised the disclosures on pages 56, 57 and F-11 to identify the controller refresh as a separate deliverable and how it is accounted for under its maintenance and support agreements.

Note 9. Equity Incentive Plans

Determination of Fair Value, page F-23

6.

In view of the materiality of your stock-based compensation over the reported periods, please revise to disclose fair value information of the common stock underlying your stock options, restricted stock awards and common stock repurchases. This information is a significant assumption used to estimate your stock-based compensation pursuant to ASC 718-10-50-2f. Similar disclosure should be made in your Critical Accounting Policies and Estimates—Stock-Based Compensation disclosures on page 57.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on pages 58, F-23 and F-24 of the Registration Statement to include the fair value of the Company’s common stock underlying the Company’s stock options, restricted stock awards and common stock repurchases.

Item 16. Exhibits and Financial Statement Schedules

Exhibit 99.1

7.	We note that you have filed a consent of Forrester Consulting in response to prior comment 13. We refer to clauses (2), (4) and (6), which appear to disclaim liability

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

July 24, 2015

Page Four

for the Forrester Information. Please provide us with analysis supporting your conclusion that such statements are consistent with the liability provisions of the Securities Act. See Securities Act Rule 436 and Securities Act Section 11(a)(4).

The Company respectfully acknowledges the Staff’s comment and respectfully submits to the Staff that Forrester Research, Inc. (“Forrester”) is not an “expert” as contemplated by Item 509 of Regulation S-K of the Securities Exchange Act of 1934, as amended. Forrester has not prepared or certified any part of the Registration Statement and the study commissioned by the Company from Forrester was prepared several months prior to the Company commencing preparation of the Registration Statement for business and marketing purposes and not in contemplation of the Registration Statement. The Company advises the Staff that the Citation Agreement and Consent with Forrester (the “Forrester Consent”) sets forth a contractual agreement between the Company and Forrester pursuant to which Forrester’s liability to the Company for the Forrester information is limited. The Forrester Consent does not absolve the Company of any liability for the Forrester information cited in the Registration Statement pursuant to Section 11(a)(4) of the Registration Statement. Consequently, the Company respectfully submits to the Staff that paragraphs (2), (4) and (6) are not inconsistent with the liability provisions of the Securities Act.

Please contact me at (650) 843-5059 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:	Scott Dietzen, Pure Storage, Inc.
Joseph FitzGerald, Pure Storage, Inc.
Todd Wheeler, Pure Storage, Inc.
Mark P. Tanoury, Cooley LLP
Seth J. Gottlieb, Cooley LLP
Alex K. Kassai, Cooley LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM